Exhibit 4.8

LETTER AGREEMENT

February 10, 2023

Hale Capital Partners, LP 17 State Street, Suite 4000 New York, NY 10004 Attn: Martin Hale, Jr.

Re: Redemption of Series A Convertible Preferred Stock

Dear Marty:

Reference is hereby made to (i) the Amended and Restated Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of FalconStor Software, Inc. (the “Company”), dated June 22, 2018 (the “Certificate of Designations”) and (ii) that certain Preferred Stock Purchase Agreement, dated as of September 16, 2013 (the “Purchase Agreement”) by and between the Company and Hale Capital Partners, LP (the “Majority Holder”). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Certificate of Designations.

In order to facilitate the Company’s ongoing operations, the Majority Holder hereby acknowledges and agrees that the Majority Holder (i) will not deliver an Optional Redemption Notice to the Company pursuant to Section 8(a) of the Certificate of Designations on or prior to June 30, 2024, and (ii) will not approve of any exercise of redemption rights under the Certificate of Designations attempted by any holder of Series A Preferred Stock on or prior to June 30, 2024, pursuant to Section 10(d) of the Certificate of Designations; provided, that, the foregoing shall not apply to (i) any exercise of redemption rights relating to, and any redemption of, the Series A Preferred Stock in accordance with Section 8(e)(z) of the Certificate of Designations, (ii) any exercise of redemption rights relating to, and any redemption of, the Series A Preferred Stock in accordance with a Breach Event arising from a breach of Section 6(g) of the Certificate of Designations, and (iii) in the event of a Fundamental Transaction. For the avoidance of doubt, nothing in this Letter Agreement shall affect the Borrower’s obligations or the Majority Holder’s rights with respect to a Fundamental Transaction.

This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state, and may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. The parties acknowledge and agree that the foregoing provisions and agreements constitute due and valid consideration for this letter agreement and its bargained-for provisions, the receipt and sufficiency is hereby acknowledged by each of the parties.

If the foregoing is acceptable to you, please execute the acknowledgment and agreement below, whereupon this letter agreement shall become effective as of the date first written above.

[Signature Page Below]

1" = "1" "11959618-2" "" 11959618-2

Sincerely,

FalconStor Software, Inc.
By:	/s/ Vincent Sita
Name: Title:	Vincent Sita EVP and Chief Financial Officer

ACKNOWLEDGED AND AGREED:
Hale Capital Partners, LP
By:	/s/ Martin Hale, Jr.
Name: Title:	Martin Hale, Jr. Chief Executive Officer

HCP-FVA, LLC
By:	/s/ Martin Hale, Jr.
Name: Title:	Martin Hale, Jr. Chief Executive Officer

[Signature Page to Letter Agreement Regarding Redemption of Series A Preferred]

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